FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Publication of Preclinical Research on Combination of Antiangiogenic Cancer Therapy with Oncolytic Virotherapy

CALGARY, AB, --- April 8, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that a paper entitled “Antiangiogenic cancer therapy combined with oncolytic virotherapy leads to regression of established tumors in mice,” co-senior authored by Dr. Richard Vile of the Department of Immunology, Mayo Clinic, Rochester, Minnesota, USA, and Dr. Kevin Harrington of the Institute of Cancer Research, London, UK, was published in the online version of the Journal of Clinical Investigation on April 1, 2010.

The research demonstrated that combining VEGF165 inhibitors such as Avastin or Sunitinib with systemic delivery of REOLYSIN® leads to substantial regression and cure of established tumors in immunocompetent mice. This approach led to direct tumor cell lysis (break down) and triggered innate immune–mediated attack on the tumor vasculature. It also resulted in long-term antitumor effects, even against tumors in which viral replication was poorly supported. The authors concluded that because this combinatorial approach targets the tumor endothelium, these data have direct, wide-ranging, and immediate clinical applicability across a broad range of tumor types using reagents that are already approved for use in patients.

“This work expands our fundamental understanding of how drug combinations are optimizing the systemic delivery of REOLYSIN in tumor tissue,” said Dr. Matt Coffey, COO of Oncolytics. “Importantly, it is the first demonstration of REOLYSIN synergizing the activity of VEGF inhibitors, which are emerging as a potent weapon in the arsenal against cancer. These findings will help guide future decisions regarding additional indications we can target with this agent.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “The Journal of Clinical Investigation” with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com